Indofood
THE SYMBOL OF QUALITY FOODS

PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

ANNOUNCEMENT

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ("AGM")

Enumerated hereunder are the resolutions of the Company's AGM held on Friday, June 2, 2006 at Wisma Indosemen 21st floor, Jl. Jend. Sudirman Kav. 70-71 Jakarta Selatan 12910.

RESOLUTIONS OF THE AGM :

1. To accept and approve the Board of Directors' Report on the activities and financial results of the Company for the year ended December 31, 2005.
2. To accept and approve the Company's Balance Sheet and Profit & Loss Statement for the year ended December 31, 2005, which were audited with an unqualified opinion by Prasetio, Sarwoko & Sandjaja, a Registered Public Accountants under Report No. RPC-5187 dated March 3, 2006. With the approval of the Company's Balance Sheet and Profit & Loss Statement, a full acquittal and discharge are given to the members of the Board of Directors and Board of Commissioners for their executive actions and their supervisory actions conducted during the related fiscal year to the extent that such actions were reflected in the Balance Sheet and Profit & Loss Statement.
3. To approve the appropriation of the Company's profit for the year 2005 as follows :
   a. To set aside the amount of Rp.5,000,000,000 (five billion rupiah) as reserve fund of the Company ;
   b. To declare and pay cash dividends of Rp.5 (lima rupiah) per share or a total of Rp.42,642,945,000 (Forty two billion and six hundred forty two million nine hundred forty five thousand rupiah) ;
   c. To record the balance of the net profit of the Company as retained earnings of the Company ;
   d. To authorize the Board of Directors to effect the dividend payments based on the following time schedule :

The schedule of dividend payment :

- Announcement by the Stock Exchanges	:	Monday, June 5, 2006
- Cum Dividend at Regular Market and Negotiation Market	:	Thursday, July 20, 2006
- Ex Dividend at Regular Market and Negotiation Market	:	Friday, July 21, 2006
- Cum Dividend at Cash Market	:	Tuesday, July 25, 2006
- Ex Dividend at Cash Market	:	Wednesday, July 26, 2006
- Recording Date	:	Tuesday, July 25, 2006
- Payment of Cash Dividend	:	Tuesday, August 8, 2006

4. a. To appoint "Purwantono, Sarwoko & Sandjaja", a Registered Public Accountant as the Company's Auditor for the financial year ended December 31, 2006 ;
   b. To authorize the Board of Directors to fix the honorarium of the Public Accountant and other conditions related to the appointment.
5. a. To accept the resignation of Mr. Djoko Wibowo as a member of the Board of Directors as of the closing of this AGM with appreciation and gratitude for his valuable contribution and services to the Company.
   b. To accept and appoint Mr. Mulyawan Tjandra as a member of the Board of Directors of the Company as of the closing of this AGM for a period of office until the closing of AGM of the year 2009. As a result of this change, the new composition of the Board of Directors is follow:

President Director	: Anthoni Salim	Director	: Tjhie Tje Fie (Thomas Tjhie)
Vice President Director	: Cesar M. de la Cruz	Director	: Taufik Wiraatmadja
Vice President Director	: Fransiscus Welirang	Director	: Philip S. Purnama
Vice President Director	: Darmawan Sarsito (Kevin Sietho)	Director	: M.P. Sibarani
Director	: Aswan Tukiaty	Director	: Mulyawan Tjandra

The Procedure of Dividend Payment :

a. Payments of dividend will be effected by check or bank transfer to shareholders whose names are recorded in the Company's Shareholders Registry on July 25, 2006 at 16.00 hrs Western Indonesian Time.
b. For shareholders whose shares are registered at Kustodian Sentral Efek Indonesia ("KSEI"), payments of dividend will be effected through the Account Holders at KSEI.
c. For shareholders who are still holding the script shares, and who want that the dividend payment be effected by bank transfer to their bank account, should notify the Company's Registrar by a written notice affixed with the stamp duty of Rp.6,000,- which indicates name, address and bank account number of the shareholders, attached with a copy of ID Card with the same address as recorded in the Company's Shareholders Registry and to be sent to the Company's Registrar, i.e. :

PT Raya Saham Registra, Gedung Plaza Sentral 2nd Fl.,
Jl. Jend. Sudirman Kav. 47 - 48, Jakarta 12930
Tel. Nr.: (021) 2525666
Fax.Nr. : (021) 2525028

The notification letter has to be received by PT Raya Saham Registra at the latest July 25, 2006 at 16:00 hrs Western Indonesian Time.

d. Dividend to be distributed to the shareholders will be subject to income tax in accordance with the Circular letter of the Director General of Taxation No. SE-03/PJ.101/1996 dated March 29, 1996.
e. Foreign shareholders whose country has Tax Treaty with Indonesia and intend to adopt the above treaty on their income tax, has to submit the original Certificate of Residence from the relevant tax authority in their country as follows :
   i. Shareholders who are still holding the script shares should send the original Certificate of Residence to PT Raya Saham Registra ;
   ii. Shareholders whose shares are registered at KSEI should submit the original Certificate of Residence to KSEI through Account Holders pursuant to KSEI regulation ;
   iii. The original Certificate of Residence has to be received at the latest by July 25, 2006 at 16:00 hrs Western Indonesian Time, otherwise, payment of dividend will be subject to 20% withholding tax.

Jakarta, June 6, 2006
PT INDOFOOD SUKSES MAKMUR Tbk
THE BOARD OF DIRECTORS